QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedule A

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	December 31, 2003	2004	05	10
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2004	05	10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2004	05	10

March 12, 2004

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 18, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"R.A. Quartermain"	"Ross A. Mitchell"
R.A. Quartermain	Ross A. Mitchell
President	Vice President, Finance

Independent Auditors’ Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
February 20, 2004

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2003 and 2002
____________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2003 $	2002 $
Assets
Current assets
Cash and cash equivalents (note 14(a))	16,428	17,342
Marketable securities (notes 4 and 11(b))	1,457	313
Accounts receivable (note 11(a))	339	409
Prepaid expenses	234	200

	18,458	18,264

Reclamation deposits (note 13)	153	70
Investments (note 4)	--	100
Mineral property costs (note 5)	66,491	56,230
Fixed assets (note 6)	111	84

	85,213	74,748

Liabilities
Current liabilities
Accounts payable and accrued liabilities	725	817
Current portion of provision for reclamation (note 13)	248	142
Mineral property payable (note 5(k))	526	772
Current portion of long-term debt (note 7)	66	103

	1,565	1,834

Provision for reclamation (note 13)	1,043	701

Long-term debt (note 7)	75	249

	2,683	2,784

Shareholders' Equity
Capital stock (note 8)
Authorized
100,000,000 common shares without par value
Issued
42,604,832 common shares (2002 - 39,190,887)	113,537	99,510
Share subscriptions (note 10)	455	--
Value assigned to stock options (note 9)	170	148
Deficit	(31,632)	(27,694)

	82,530	71,964

	85,213	74,748

Subsequent event (note 19)

Approved by the Board of Directors:

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2003 $	2002 $	2001 $

Exploration and mineral property costs
Property examination and exploration	465	279	107
Mineral property costs written off (note 5)	--	53	1,744
Reclamation (note 13)	507	420	201

	(972)	(752)	(2,052)

Expenses
Depreciation	30	24	25
General and administration	1,579	1,404	1,105
Professional fees	143	153	80
Salaries and employee benefits	654	434	307
Stock-based compensation (note 9)	169	132	--

	(2,575)	(2,147)	(1,517)

Other income (expenses)
Investment income	379	305	176
(Loss) gain on sale of marketable securities and investment
writedowns	(101)	544	--
Fixed asset writedowns and loss on sale	--	(19)	--
Gain on sale of mineral property	--	--	1
Interest expense (note 3(a))	--	(92)	--
Foreign exchange (loss) gain	(669)	(37)	15

	(391)	701	192

Loss for the year	(3,938)	(2,198)	(3,377)

Deficit - Beginning of year	(27,694)	(25,496)	(22,119)

Deficit - End of year	(31,632)	(27,694)	(25,496)

Weighted average number of shares outstanding	40,409,854	35,739,100	26,375,200

Basic and diluted loss per common share	(0.10)	(0.06)	(0.13)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2003 $	2002 $	2001 $

Cash flows from operating activities
Loss for the year	(3,938)	(2,198)	(3,377)
Items not affecting cash
Depreciation	30	24	25
Mineral property costs written off	--	53	1,744
Interest expense	--	90	--
Fixed asset writedowns and loss on sale	--	19	--
Gain on sale of mineral property	--	--	(1)
Loss (gain) on sale of marketable securities and
investment writedowns	101	(544)	--
Valuation of options issued to non-employees	169	132	--
Donation made in shares	--	41	--
Provision for reclamation	370	98	--
Foreign exchange (gain) loss	(4)	37	--

	(3,272)	(2,248)	(1,609)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(14)	(222)	(137)
Accounts payable and accrued liabilities	(17)	220	100

	(3,303)	(2,250)	(1,646)

Cash flows from financing activities
Shares issued for cash	13,229	26,725	11,174
Share subscriptions received	455	--	--
Share issue cash costs	(54)	(333)	(26)
Repayment of long-term debt	(211)	(152)	(22)

	13,419	26,240	11,126

Cash flows from investing activities
Minority interest buy-out	--	(2)	--
Mineral property costs	(9,833)	(7,963)	(4,591)
Proceeds on sale of mineral property	--	--	1
Purchase of fixed assets	(57)	(38)	(28)
Proceeds on sale of fixed assets	--	--	49
On acquisition of joint venture	--	34	--
Acquisitions (note 3)	--	(4,556)	(2,625)
Reclamation deposit (advance) recovery	(83)	40	(18)
Purchase of marketable securities	(1,042)	(527)	--
Proceeds on sale of marketable securities	--	757	--

	(11,015)	(12,255)	(7,212)

Foreign exchange (loss) gain on foreign cash held	(15)	30	--

(Decrease) increase in cash and cash equivalents	(914)	11,765	2,268

Cash and cash equivalents - Beginning of year	17,342	5,577	3,309

Cash and cash equivalents - End of year	16,428	17,342	5,577

Supplementary cash flow information (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S.generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 18.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentia S.A. (Pacific Rim Argentina) and Silver Assets, Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(c), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property. The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property, and proportionately consolidates its 43.4% interest in Sunshine Argentina Inc. (Sunshine), which is reflected in the Pirquitas mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of original cost and quoted market value.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

Provision for reclamation

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

The company has a share option plan which is described in note 9. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on that date. The company does not record any compensation cost on the granting of stock options to employees and directors using the intrinsic value method as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. Additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options, are presented in note 9.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 9 and 10.

3	Acquisitions

a)

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. (Sunshine) which owns the surface and mineral rights for the Pirquitas silver project (note 5(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the Company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 8).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina that owns the mineral rights for the Diablillos silver-gold project in Argentina (note 5(a)). The company has accounted for the acquisition as a purchase for total consideration of $5,429,649 (US$3,426,391).

c)

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(b)) by issuing 400,000 common shares valued at $920,000. The value of the common shares issued was based on market price. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Corporation (Black Hawk) in exchange for the remaining 40% interest in the Sulphurets property such that the company now owns 100% of Sulphurets.

d)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(j)). The acquisition closed on October 1, 2001 with the company making cash payments of $103,947 (US$65,834), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 10), issuing a $300,000 non-interest bearing promissory note (which was settled during 2002 by the issuance of 70,922 common shares) and the assumption of all liabilities relating to the property following completion of reclamation by Kinross. The cost of monitoring on completion of reclamation is estimated to be US$20,300 over a five-year period. The fair value of the consideration amounted to $2,691,947, which was allocated to mineral property costs. The value of the common shares issued was based on market price.

4	Marketable securities and investments

	2003 $	2002 $

Marketable securities	1,457	313

Investments	--	100

At December 31, 2003, the quoted market value of marketable securities was $9,730,000 (2002 - $1,358,000). During 2003, the $100,000 investment in the shares of Sandy K. Mines Ltd. was fully provided for.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

5	Mineral property costs

At December 31, mineral property costs are as follows:

			2003

	Acquisition costs $	Exploration costs $	Total $

Argentina
Chubut	58	94	152
Diablillos	5,370	798	6,168
Manantial Espejo	4,090	7,336	11,426
Pirquitas	6,592	342	6,934
Australia
Bowdens	10,892	6,079	16,971
Canada
Silvertip	1,818	142	1,960
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	29	1,263
Chile
Cachinal	17	78	95
Challacollo	2,271	1,996	4,267
Juncal	16	27	43
La Flora	15	31	46
Mexico
La Pitarrilla	50	708	758
La Valenciana	16	252	268
Ortega	33	22	55
San Agustin	28	131	159
San Marcial	722	716	1,438
Other	19	20	39
United States
Candelaria	2,981	1,883	4,864
Maverick Springs	553	844	1,397
Shafter	2,544	1,996	4,540

Balance - December 31, 2003	41,712	24,779	66,491

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

			2002

	Acquisition costs $	Exploration costs $	Total $

Argentina
Diablillos	5,433	122	5,555
Manantial Espejo	4,090	6,519	10,609
Pirquitas	6,592	188	6,780
Australia
Bowdens	10,714	4,725	15,439
Canada
Silvertip	1,818	121	1,939
Sulphurets	2,393	1,255	3,648
Chile
Cachinal	16	53	69
Challacollo	649	1,086	1,735
Juncal	16	20	36
Mexico
La Pitarrilla	16	47	63
La Valenciana	12	58	70
Ortega	17	19	36
San Marcial	641	705	1,346
United States
Candelaria	2,981	1,413	4,394
Maverick Springs	474	301	775
Shafter	2,391	1,345	3,736

Balance - December 31, 2002	38,253	17,977	56,230

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Acquisition and exploration costs incurred during the year are as follows

	2003 $	2002 $

Balance - Beginning of year	56,230	39,136

Acquisition costs for the year	3,458	11,880

Exploration costs
Assaying	705	235
Camp costs	1,786	1,078
Consulting	144	147
Drafting/engineering	177	101
Drilling	1,824	1,805
Environmental	293	299
Field administration	227	274
Maps and prints	60	--
Property holding costs	205	281
Geology	899	659
Legal	151	280
Value added tax	332	108

Exploration costs for the year	6,803	5,267

Costs written off in the year	--	(53)

Balance - End of year	66,491	56,230

a)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of 525,995 common shares valued at $2,980,000.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 50% interest in Minera Triton Argentina S.A. (Minera Triton), a wholly owned subsidiary of Triton, for a 40% interest in the Manantial Espejo project in Argentina. Triton, through Minera Triton, held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick).

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share) with Barrick retaining a royalty (see below). In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(c)), such that Triton held a 90% interest in the Manantial Espejo property.

In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid to Black Hawk as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company is the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

In 2002, Pan American and the company acquired all of Barrick’s royalty interests and another 1.2% net smelter return royalty on the property. The company’s 50% share of these royalty purchases was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine (note 3(a)), which owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (AUS) $85,500 to maintain its interest.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. An additional $112,000 was accrued as a project cost representing the fair value of the reclamation obligations. In 2003, the company lodged a $79,000 reclamation deposit as security for its reclamation obligations (note 13).

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(c)), the project was held as a 60% joint venture interest.

g)	Sunrise Lake, Canada

In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000.

h)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to a 4% net smelter returns royalty, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

i)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make US$75,000 in staged payments (paid) and pay US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period and this commitment has been met.

j)	Candelaria, U.S.A.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria silver mine in Nevada. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(d)), which has been allocated to mineral property costs. In 2002, $89,000 was accrued as a project cost representing the fair value of the reclamation obligations. Under its agreement, upon completion of reclamation by Kinross, the company assumed all liabilities relating to the Candelaria property and has to provide substitute environmental bonds presently lodged by Kinross. The total cost of the monitoring of the property is estimated to be US$20,300 over a five-year period. The bonding amount required is US$1,679,435, but with the reclamation completed by Kinross to date, the size of the bonding requirements is expected to be reduced over time. The bonding date was extended to April 1, 2004 upon the payment of US$50,000 (paid) to Kinross. The company has pledged the property to Kinross as collateral pending arranging reclamation bonding.

k)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments. At December 31, 2003, the company had paid Vista US$242,358 toward exploration and accrued an additional US$407,135 ($526,000; 2002 — $772,000), leaving US$550,507 remaining to be spent on exploration under the agreement.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

l)	Shafter, U.S.A.

The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All permits necessary to place the property in production are valid and subject to renewal over time.

m)	Bluey’s, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey’s silver property and the surrounding tenement in Australia’s Northern Territory by incurring exploration expenditures over time totalling AUS$750,000. During 2002, the company terminated its interest and wrote off deferred costs of $53,000.

n)	El Asiento, Bolivia

In 2001, the company wrote off its $1,744,000 investment in the El Asiento property and, in 2003, terminated its option on the property, returning the property back to the optionor.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

6	Fixed assets

			2003

	Cost $	Accumulated depreciation $	Net $

Office equipment	339	230	109
Land	2	--	2

	341	230	111

			2002

	Cost $	Accumulated depreciation $	Net $

Office equipment	285	203	82
Land	2	--	2

	287	203	84

7	Long-term debt

	2003 $	2002 $

Amount payable to a former officer of Silver Assets in variable annual
amounts over 20 years, discounted at 7.3%, final payment in 2015	61	103
Mortgage payable at 10%, due in monthly instalments of US$649, final
payment due April 1, 2008 (i)	32	50
Amounts payable relating to land acquisitions, final US$37,500 payment
due July 31, 2004. Interest at US$1,000 per month	48	199

	141	352
Less: Current portion	66	103

	75	249

              (i)    The mortgage is collateralized by certain properties in the Shafter project (note 5(l)).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

8	Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance - December 31, 2000	24,266,458	52,078

Issued during the year
For cash
Private placement (a)	1,914,000	4,495
Exercise of options (note 9)	1,941,225	3,976
Exercise of warrants (note 10)	1,733,000	2,703
Finders' fees on private placement (a)	59,270	139
For mineral properties (note 3(c) and (d))	1,000,000	2,882
Share issue costs	--	(165)

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 9)	695,734	1,827
Exercise of warrants (note 10)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (note 5(e), (i) and (l))	198,706	1,258
For conversion of convertible debenture (note 3(a))	360,636	2,092
For mineral property payables (notes 3(d) and 5(a))	596,917	3,280
Assigned value of exercised warrants and options	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

Issued during the year
For cash
Exercise of options (note 9)	536,372	2,140
Exercise of warrants (note 10)	2,779,589	11,089
For mineral properties (note 5(g) and 5(l))	88,004	612
In settlement of interest (note 3(a))	9,980	75
Assigned value of exercised options	--	165
Share issue costs	--	(54)

Balance - December 31, 2003	42,604,832	113,537

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

a)

During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2003. The company issued an additional 24,570 units as a finders’ fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders’ fee on this placement.

b)

During the year ended December 31, 2002, the company completed two private placements. In May 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders’ fee on this placement. In December 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at US$5.05 until December 18, 2004. The company paid $146,500 in cash as a finders’ fee on this placement. Other costs associated with both private placements totalled $343,000.

9	Stock options

The company has a comprehensive share option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

        The changes in stock options issued to officers, employees, directors and non-employees are as follows:

	2003		2002		2001

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at
January 1	1,565,441	4.60	1,392,775	2.58	2,257,500	2.06
Granted	816,600	10.46	868,400	6.26	1,135,000	2.70
Exercised	(536,372)	3.99	(695,734)	2.63	(1,941,225)	2.05
Forfeited	--	--	--	--	(58,500)	2.29

Options outstanding at
December 31	1,845,669	7.37	1,565,441	4.60	1,392,775	2.58

Options exercisable at
December 31	1,784,419	7.30	1,529,191	4.60	1,376,525	2.58

        As of December 31, 2003, incentive stock options represent 4.3% of issued and outstanding common capital.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.09	10,000	10,000	June 5, 2005	1.4
10.35	60,000	40,000	September 3, 2005	1.7
1.90	20,019	20,019	December 28, 2005	2.0
2.50	64,000	64,000	August 16, 2006	2.6
3.01	338,550	338,550	November 6, 2006	2.8
4.25	238,900	231,400	January 1, 2007	3.0
8.00	393,400	380,900	August 2, 2007	3.6
9.10	441,600	437,850	January 31, 2008	4.1
10.35	9,200	1,700	September 3, 2008	4.7
12.85	270,000	260,000	December 22, 2008	5.0

	1,845,669	1,784,419		3.6

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

The company granted 66,500 (2002 — 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 — $161,000), with the company expensing $169,000 (2002 — $132,000) of this assigned value and deferring $18,000 (2002 — $29,000) into mineral property costs. As permitted under Canadian GAAP, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $2,840,000 (2002 — $1,664,000) in respect of the 720,600 (2002 — 793,500) shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

	2003 $	2002 $

Loss for the year
As reported	3,938	2,198
Compensation expense	2,840	1,664

Pro forma	6,778	3,862

Basic and diluted loss
As reported	0.10	0.06
Pro forma	0.17	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2003	2002

Expected dividend yield (%)	nil	nil
Average risk-free interest rate (%)	3.5	3.4
Expected life (years)	2.5	2.5
Expected volatility (%)	61	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

10	Warrants

During the year ended December 31, 2001, the company issued 600,000 common share purchase warrants which were assigned a value of $326,000 (note 3(d)). During the year ended December 31, 2002, these warrants were exercised and the assigned value was credited to capital stock. At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

            The changes in warrants outstanding are as follows:

	2003		2002		2001

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding
at January 1	5,559,109	4.56	2,560,270	2.87	1,720,000	1.50
Granted	--	--	4,583,140	5.00	2,573,270	2.91
Exercised	(2,779,589)	3.99	(1,584,301)	3.10	(1,733,000)	1.56

Warrants outstanding
at December 31	2,779,520	4.99	5,559,109	4.56	2,560,270	2.87

        The following table summarizes information about warrants outstanding at December 31, 2003:

Exercise price $	Warrants outstanding	Expiry date	Weighed average remaining life (years)

4.80	2,477,020	May 10, 2004	0.4
US$5.05	302,500	December 18, 2004	1.0

	2,779,520		0.5

11	Related party transactions

a)

During the year ended December 31, 2003, the company recorded management fees and expense reimbursements of $112,600 (2002 — $176,900; 2001 — $312,900) from companies related by common management. At December 31, 2003, accounts receivable include $46,100 (2002 — $78,500; 2001 — $93,500) from these related parties.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

c)

During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management. During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

12	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001

Statutory tax rate	37.6%	39.6%	45%

	$	$	$

Loss for the year	(3,938)	(2,198)	(3,377)

Provision for income taxes based on
statutory rates	(1,480)	(870)	(1,520)
Differences in foreign tax rates	(8)	11	(1)
Losses for which an income tax benefit
has not been recognized and other	1,488	859	1,521

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

	2003 $	2002 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	7,527	7,329
Fixed assets and resource properties	6,524	5,497
Share issuance costs	183	362

Total future tax assets	14,234	13,188
Valuation allowance for future tax assets	(14,234)	(13,188)

Net future tax assets	--	--

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c)

As of December 31, 2003, the company has approximately $13,979,000 in operating losses, $6,041,000 in capital losses, and $9,994,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$

2004	323
2005	3,426
2006	2,427
2007	1,615
2008	1,702
2009	2,291
2010	2,195

13,979

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

13	Reclamation

During the year ended December 31, 2003, the company incurred $507,000 (2002 — $420,000; 2001 — $201,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2003, $1,291,000 (2002 — $843,000; 2001 — $503,000) has been recorded by the company as a provision for future reclamation expenses for its various properties, of which $248,000 is considered current.

The company’s asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

On January 1, 2003, the company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

There has been no restatement of amounts reported in prior financial statements, as the impact of adoption was considered to be immaterial. The cumulative effect of the change up to January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation expense by $21,000.

             A reconciliation of the provision for reclamation is as follows:

$

Balance - Beginning of year	843

Liabilities settled during the year	(99)
Accretion expense	55
Revisions in estimated cash flows	492

Balance - End of year	1,291

        The provision for reclamation is based on the following key assumptions:

o	total undiscounted cash flows of $2,021,000

o	the expected timing of payment of the cash flows ranging in the years 2004 to 2014

o	a credit adjusted risk free rate at which the estimated cash flows have been discounted of 10%.

At December 31, 2003, the company has lodged $153,000 (2002 — $70,000; 2001 — $110,000) in security deposits with various government agencies in relation to its reclamation obligations. An additional US$1,679,435 in security is required to be lodged by April 1, 2004 relating to the Candelaria property (note 5(j)).

14	Supplementary cash flow information

a)	Cash and cash equivalents at December 31 comprised the following:

	2003 $	2002 $	2001 $

Cash on hand and balances held with
banks	1,337	1,138	1,764
Short-term deposits	15,091	12,053	3,813
Short-term investments	--	4,151	--

	16,428	17,342	5,577

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b)	During the years ended December 31, 2003, 2002, and 2001, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2003 $	2002 $	2001 $

Non-cash financing activities
Shares issued for mineral property payables	--	3,280	--
Shares issued for mineral properties	612	1,258	2,882
Shares issued for convertible debentures	--	2,092	--
Shares issued in settlement of interest	75	--	--
Shares issued for donations	--	41	--
Value assigned to options issued to non-employees	169	161	--
Mineral property payable	--	--	3,326
Warrants issued for mineral properties	--	--	326
Shares issued for finders' fees	--	323	139
Finders' fees satisfied by issue of shares	--	(323)	(139)

	856	6,832	6,534

Non-cash investing activities
Reclamation capitalized to mineral properties	(97)	(242)	--
Shares issued for mineral properties	(612)	(1,258)	(2,882)
Value assigned to convertible debenture on acquisition	--	(2,035)	--
Payable for mineral property	--	(772)	(3,326)
Warrants issued for mineral properties	--	--	(326)
Other mineral property costs	--	(291)	--
Marketable securities received for mineral properties	53	--	--
Marketable securities received for accounts receivable	50	--	--
Option value assigned to mineral property	(18)	(29)	--
Foreign exchange component included in reclamation	(19)	--	--

	(643)	(4,627)	(6,534)

c)	Interest paid in the year was $nil. (2002 — $2,000; 2001 — $nil).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

15	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	110	--	--	--	111
Mineral property costs	24,680	16,971	6,871	4,451	2,717	10,801	66,491

	24,680	16,972	6,981	4,451	2,717	10,801	66,602

2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	83	--	--	--	84
Mineral property costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230

	22,944	15,440	5,670	1,840	1,515	8,905	56,314

16	Commitments

a)

The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments are $116,000 required in each of the next four years and $29,000 in year five.

b)	Mineral property commitments are described in note 5.

17	Fair value of financial instruments

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 4.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

18	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for US GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (note (f)).

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (note (f)).

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2003, short-term investments of $nil (2002 — $4,151,000) would be excluded from cash equivalents for U.S. GAAP.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Pirquitas and Manantial Espejo mineral properties (note 5).

b)	Consolidated summarized balance sheets

	2003			2002

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $ (Restated - f)

Assets

Current assets (ii)	18,458	8,271	26,729	18,264	1,045	19,309
Mineral property
costs (i) and (iii)	66,491	(66,491)	--	56,230	(56,230)	--
Other assets (ii)	264	--	264	254	(100)	154

	85,213	(58,220)	26,993	74,748	(55,285)	19,463

Liabilities

Current liabilities	1,565	--	1,565	1,834	--	1,834
Other liabilities	1,118	--	1,118	950	--	950

	2,683	--	2,683	2,784	--	2,784

Shareholders' Equity

Capital stock (iii)	113,537	169	113,706	99,510	169	99,679

Share subscriptions	455	--	455	--	--	--
Stock options	170	--	170	148	--	148
Other comprehensive
loss/gain	--	8,271	8,271	--	1,045	1,045

Deficit (i) (ii) and (iii)	(31,632)	(66,660)	(98,292)	(27,694)	(56,499)	(84,193)

	82,530	(58,220)	24,310	71,964	(55,285)	16,679

	85,213	(58,220)	26,993	74,748	(55,285)	19,463

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c)	Consolidated statements of loss and deficit

	2003 $	2002 $ (Restated - f)	2001 $ (Restated - f)

Loss in accordance with Canadian GAAP	3,938	2,198	3,377
Mineral property costs for the year (i)	10,261	17,147	13,675
Mineral property costs written off during
the year (i)	--	(53)	(1,744)
Other	(100)	(10)	9

Loss in accordance with U.S. GAAP	14,099	19,282	15,317
Unrealized gain on available-for-sale
securities (ii)	(7,226)	(1,045)	--

Comprehensive loss	6,873	18,237	15,317

Basic and diluted loss per share	0.35	0.54	0.58

d)	Consolidated statements of cash flows

	2003 $	2002 $ (Restated - f)	2001 $ (Restated - f)

Cash flows from operating activities
Per Canadian GAAP	(3,095)	(2,250)	(1,646)
Mineral property costs (i)	(9,587)	(7,963)	(4,591)

Per U.S. GAAP	(12,682)	(10,213)	(6,237)

Cash flows from investing activities
Per Canadian GAAP	(10,768)	(12,255)	(7,212)
Mineral property costs (i)	9,587	7,963	4,591

Per U.S. GAAP	(1,181)	(4,292)	(2,621)

e)	Impact of Recently Issued Accounting Standards

In April 2003, FASB issued Statement No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the company’s financial position and results of operations.

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS 150 many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the company’s Consolidated Financial Statements because the company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 — “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13 — “Hedging Relationships” which establishes certain conditions regarding when hedge accounting may be applied which is effective for the company’s fiscal year beginning January 1, 2004. The company does not expect the adoption of this guideline to have a material impact on the company’s financial position or results.

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this Guideline to have a material impact on the company’s financial position or results of operations.

f)	Restatement

The company has restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 (2001: from $5,526,000 to $15,317,000; and 2000: from $4,211,000 to $5,777,000) and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51 (2001: from $0.21 to $0.58; and 2000: from $0.19 to $0.26). The effect of the restatement was also to reduce the U.S. GAAP shareholders’ equity as at December 31, 2002 from $53,681,000 to $16,679,000 (2001: from $32,642,000 to $6,163,000).

Silver Standard Resources Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001
___________________________________________________________________________________________________________________________

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

19	Subsequent event

In mid January 2004, the company closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of the company for a period of two years. Finders’ fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
Schedules B&C

  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	December 31, 2003	2004	05	10
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2004	05	10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"William Meyer"	William Meyer	2004	05	10

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Twelve Months Ended December 31, 2003

1.	Schedule of General and Administrative Costs: For the Twelve months ended December 31, 2003. (expressed in Canadian dollars)

Bank charges	$ 12,737
Benefits administration	116
Building maintenance and expense	4,194
Capital tax	4,094
Computer expenses	58,462
Consulting fees	30,453
Conventions and seminars	1,267
Director expense	2,100
Donations	4,284
Drafting supplies	182
Dues and fees	14,763
Entertainment	7,920
Freight and couriers	4,836
Insurance	205,431
Investor relations - Advertising	33,648
Investor relations - Broker Research Services	38,754
Investor relations - Consulting services	30,205
Investor relations - Corporate directory listing	2,937
Investor relations - Head office salaries	185,988
Investor relations - Mailing	10,242
Investor relations - Miscellaneous expenses	7,161
Investor relations - Shipping	10,726
Investor relations - Silver research	32,364
Investor relations - Slide presentations	9,844
Investor relations - Special projects	146,023
Investor relations - Telephone	2,382
Investor relations - Trade shows and conferences	58,788
Investor relations - Travel	65,699
Investor relations - Web site maintenance	2,750
Licenses	141
Listing and filing fees	63,577
Miscellaneous	35,416
Parking	1,086
Payroll administration fees	1,211
Photocopier expense	4,952
Postage	4,353
Rent	105,117
Shareholder relations - Mailing	131,956
Shareholder relations - Press releases	22,396
Shareholder relations - Quarterly reports	36,029
Shareholder relations - Special projects	14,974
Shareholder relations - Annual meeting	11,499
Shareholder relations - Annual report	101,900
Stationary and office supplies	38,482
Storage	4,504
Subscription and publications	2,233
Taxi	274
Telephone and fax	11,586
Transfer agents	33,364
Travel	7,684

$ 1,621,084

Recoveries: Administration and management fees	(30,000)
Recoveries: Drafting	(12,144)

$ 1,578,940

Mineral Property Costs: For the twelve months ended December 31, 2003 (expressed in Canadian dollars)

	Bowdens	Manantial Espejo	Diablillos	Pirquitas	Challacollo	Candelaria	Shafter	Maverick Springs	Sulphurets	Silvertip	Sunrise Lake	San Marcial	Pitarrilla	La Valenciana	San Agustin	Argentina Other	Mexico Other	Chile Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance, beginning of year	15,439,164	10,609,175	5,554,918	6,779,991	1,735,380	4,393,909	3,735,776	775,115	3,648,439	1,938,686	--	1,345,222	63,367	70,250	--	--	36,116	104,981	56,230,489

Acquisition costs	177,484	--	(63,000)	--	1,621,393	--	153,293	78,582	--	--	1,234,311	81,077	34,044	4,250	28,092	58,278	34,482	15,777	3,458,063

Administration costs	37,869	67,191	25,437	22,605	9,075	25,631	72,835	1,494	--	542	5,845	3,204	8,966	2,624	767	2,241	13	2,365	288,704
Assaying	191,398	78,407	82,793	--	83,962	--	-	40,270	--	6,231	--	-	109,961	42,541	39,752	15,811	-	14,347	705,473
Claim maintenance	--	--	--	--	30,866	--	-	34,605	--	--	--	--	--	--	--	--	-	15,198	80,669
Camp costs	--	51,317	4,479	--	--	--	--	--	--	--	--	--	--	--	--	3,548	--	--	59,344
Camp equipment	--	22,101	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	22,101
Consulting	--	3,755	--	--	790	1,282	73,565	25,731	--	--	--	733	--	--	--	--	--	1,129	106,985
Core shed	--	6,019	1,698	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	7,717
Cost recovery	-	(115,822)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	-	(115,822)
Foreign currency (gain)/loss	-	(42,058)	--	6,780	--	--	--	--	--	--	--	--	--	--	--	--	--	-	(35,278)
Drafting	6,822	7,217	3,436	1,682	29,756	--	2,100	1,442	--	--	1,081	144	6,641	144	605	889	--	4,034	65,993
Drilling	435,703	247,089	337,921	--	315,999	--	--	256,194	--	--	--	--	168,574	62,557	--	--	--	--	1,824,037
Engineering	26,062	32,065	--	9,320	9,768	4,367	29,849	--	--	--	--	--	--	--	--	--	--	--	111,431
Environmental	59,377	12,148	462	4,378	--	--	4,748	--	--	3,993	--	--	--	--	--	--	--	--	85,106
Geochemistry	13,030	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	13,030
Geology consult	--	--	396	--	80,891	--	16,617	68,220	--	--	9,064	1,549	49,153	15,894	14,817	--	193	5,912	262,706
Geology salaries	262,859	172,373	44,290	12,920	27,574	14,416	--	--	--	7,996	3,543	418	21,847	5,324	4,622	26,283	--	898	605,363
Geophysics	--	--	--	--	5,808	--	--	--	--	--	--	--	--	--	--	--	-	12,113	17,921
Heavy and light equipment	6,403	11,818	5,212	--	79,133	22,244	154,905	--	--	--	--	--	81,170	1,450	--	4,705	--	--	367,040
Insurance	636	13,442	1,186	2,740	--	--	20,510	--	--	--	--	--	--	--	--	--	--	--	38,514
Legal	2,245	45,179	25,852	16,833	36,472	500	15,557	6,694	--	--	450	--	1,100	--	--	28	--	347	151,257
Licenses and government fees	451	5,315	806	9,458	655	40,365	559	301	--	267	2,654	--	110	110	--	69	--	--	61,120
Living costs and travel	41,097	17,402	6,767	23,375	66,459	22,928	17,629	--	--	946	--	1,002	12,454	2,811	238	8,800	--	735	222,643
Maps and prints	3,726	16,828	2,485	377	9,869	--	--	--	--	97	--	--	794	2,120	3,041	20,593	--	408	60,338
Metallurgical consulting/testing	36,424	--	--	--	--	275	--	--	--	--	--	--	--	--	--	--	--	--	36,699
Operators fee	--	(1,133)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	(1,133)
Permitting	--	--	--	--	--	33,254	1,053	--	--	100	--	--	--	--	--	--	--	--	34,407
Property holding costs	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
Property taxes	--	--	--	1,037	--	24,019	736	--	--	--	--	2,553	596	166	--	-	1,147	--	30,254
Rent and lease payments	19,234	15,412	--	--	--	--	58,540	--	--	--	--	--	--	--	390	--	--	--	93,576
Supervision project and labour	137,048	--	10,171	36,291	8,263	202,803	121,404	100,099	--	--	--	2,088	171,847	51,749	50,128	784	22,348	--	915,023
Supplies	13,112	28,099	3,379	--	881	8,925	30,324	--	--	116	--	143	9,788	5,999	7,765	10,335	--	--	118,866
Reclamation cost and provision	45,337	(13,888)	2,375	33,135	--	(4,972)	30,204	8,280	--	514	6,386	--	17,533	--	8,754	--	--	--	133,658
Reclamation bond costs	--	--	--	--	--	74,005	--	--	--	--	--	--	--	--	--	--	--	--	74,005
Surveying	15,278	5,873	--	--	18,793	--	--	--	--	--	--	--	--	--	--	--	--	--	39,944
Value added tax	--	109,312	116,471	5,763	95,302	--	--	--	--	--	--	--	--	--	--	--	--	5,253	332,101
Vehicle costs	--	21,274	--	(5,451)	--	--	--	--	--	--	--	--	--	--	--	108	--	--	15,931
Other	--	--	--	(26,912)	--	--	--	--	--	--	--	--	--	--	--	--	--	--	(26,912)

Costs for the year	1,354,111	816,735	675,616	154,331	910,316	470,042	651,135	543,330	--	20,802	29,023	11,834	660,534	193,489	130,879	94,194	23,701	62,739	6,802,811

Balance , end of the year	16,970,759	11,425,910	6,167,534	6,934,322	4,267,089	4,863,951	4,540,204	1,397,027	3,648,439	1,959,488	1,263,334	1,438,133	757,945	267,989	158,971	152,472	94,299	183,497	66,491,363

2.	Related Party Transactions:

(a)	During the year ended December 31, 2003, the company recorded management fees and expense reimbursements of $112,600 (2002 — $176,900; 2001 — $312,900) from companies related by common management. At December 31, 2003, accounts receivable include $46,100 (2002 — $78,500; 2001 — $93,500) from these related parties.

(b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.

(c)

During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management. During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

3.	(a)	Securities Issued During the Twelve months ended December 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission

Jan. 7, 2003	Common Shares	Warrant Exercise	1,000	3.00	2,986	Cash	N/A
Jan. 7, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,587	Cash	N/A
Jan. 9, 2003	Common Shares	Warrant Exercise	28,830	4.80	138,384	Cash	N/A
Jan. 13, 2003	Common Shares	Option Exercise	11,400	3.01	34,314	Cash	N/A
Jan. 14, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Jan 14, 2003	Common Shares	Warrant Exercise	8,540	4.80	40,992	Cash	N/A
Jan. 15, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Jan. 20, 2003	Common Shares	Warrant Exercise	40,000	4.80	192,000	Cash	N/A
Jan. 23, 2003	Common Shares	Warrant Exercise	818	4.80	3,926	Cash	N/A
Jan. 24, 2003	Common Shares	Warrant Exercise	10,000	3.00	29,288	Cash	N/A
Jan. 28, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,188	Cash	N/A
Jan. 30, 2003	Common Shares	Warrant Exercise	700	4.80	3,360	Cash	N/A
Feb. 24, 2003	Common Shares	Warrant Exercise	1,000	4.80	4,693	Cash	N/A
Mar. 7, 2003	Common Shares	Warrant Exercise	2,350	3.00	6,998	Cash	N/A
Mar. 11, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
Mar. 25, 2003	Common Shares	Warrant Exercise	3,000	2.32	7,029	Cash	N/A
Mar. 25, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
Mar. 27, 2003	Common Shares	Option Exercise	1,000	3.01	3,010	Cash	N/A
Mar. 27, 2003	Common Shares	Warrant Exercise	25,000	4.80	117,864	Cash	N/A
April 1, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
April 15, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	12,600	3.01	37,926	Cash	N/A
April 17, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,075	Cash	N/A
April 25, 2003	Common Shares	Warrant Exercise	30,000	2.32	69,666	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	40,000	2.32	93,005	Cash	N/A
April 28, 2003	Common Shares	Warrant Exercise	2,368	4.80	11,366	Cash	N/A
April 30, 2003	Common Shares	Warrant Exercise	1,023	4.80	4,910	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	15,000	4.80	70,069	Cash	N/A
May 1, 2003	Common Shares	Warrant Exercise	60,000	2.32	136,613	Cash	N/A
May 2, 2003	Common Shares	Option Exercise	5,000	1.90	9,500	Cash	N/A
May 5, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
May 7, 2003	Common BR>Shares	Option Exercise	9,822	1.90	18,662	Cash	N/A
May 8, 2003	Common Shares	Option Exercise	17,300	2.50	43,250	Cash	N/A
May 9, 2003	Common Shares	Warrant Exercise	40,000	2.32	92,108	Cash	N/A
May 13, 2003	Common Shares	Property Acquisition	5,000	7.10	35,500	Property Acquisition(2)	N/A
May 13, 2003	Common Shares	Warrant Exercise	6,000	2.32	13,920	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	50,000	4.80	240,000	Cash	N/A
May 20, 2003	Common Shares	Warrant Exercise	10,000	2.32	22,882	Cash	N/A
May 22, 2003	Common Shares	Warrant Exercise	10,000	4.80	49,174	Cash	N/A
May 23, 2003	Common Shares	Warrant Exercise	2,500	4.80	12,000	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,995	Cash	N/A
May 26, 2003	Common Shares	Warrant Exercise	2,560	3.00	7,684	Cash	N/A
June 6, 2003	Common Shares	Warrant Exercise	9,000	3.00	27,000	Cash	N/A
June 12, 2003	Common Shares	Warrant Exercise	1,977	4.80	9,469	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	26,000	2.32	60,320	Cash	N/A
June 13, 2003	Common Shares	Warrant Exercise	20,000	2.32	45,641	Cash	N/A
June 17, 2003	Common Shares	Property Acquisition	83,004	6.85	576,048	Property Acquisition (3)	N/A
June 19, 2003	Common Shares	Warrant Exercise	1,400	4.80	6,720	Cash	N/A
June 19, 2003	Common Shares	Warrant Exercise	20,000	2.32	46,400	Cash	N/A
June 19, 2003	Common Shares	Option Exercise	8,000	4.25	34,000	Cash	N/A
June 20, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
June 23, 2003	Common Shares	Warrant Exercise	77,000	2.32	180,856	Cash	N/A
June 30, 2003	Common Shares	Warrant Exercise	30,000	2.32	68,844	Cash	N/A
July 3, 2003	Common Shares	Warrant Exercise	1,629	4.80	7,749	Cash	N/A
July 16, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
July 18, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
July 21, 2003	Common Shares	Payment of Debenture Interest	9,980	7.50	74,850	Payment of Debenture Interest (4)	N/A
July 24, 2003	Common Shares	Option Exercise	1,000	4.25	4,250	Cash	N/A
July 25, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,000	Cash	N/A
July 25, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,449	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	12,200	4.25	51,850	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	1,000	4.25	4,250	Cash	N/A
July 28, 2003	Common Shares	Option Exercise	20,000	2.50	50,000	Cash	N/A
July 28, 2003	Common Shares	Warrant Exercise	20,400	3.00	59,989	Cash	N/A
July 28, 2003	Common Shares	Warrant Exercise	20,000	4.80	94,648	Cash	N/A
July 30, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	2,500	4.80	12,000	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	40,000	4.80	195,518	Cash	N/A
July 31, 2003	Common Shares	Warrant Exercise	40,000	4.80	192,000	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	9,500	2.50	23,750	Cash	N/A
July 31, 2003	Common Shares	Option Exercise	2,000	2.50	5,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	25,000	4.80	120,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	15,000	4.80	72,000	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	4,000	4.80	19,446	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	10,000	4.25	42,500	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	4,000	4.80	19,200	Cash	N/A
August 1, 2003	Common Shares	Warrant Exercise	11,000	4.80	52,389	Cash	N/A
August 1, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 5, 2003	Common Shares	Warrant Exercise	4,818	3.00	14,501	Cash	N/A
August 6, 2003	Common Shares	Warrant Exercise	1,492	4.80	7,199	Cash	N/A
August 6, 2003	Common Shares	Warrant Exercise	2,000	4.80	9,717	Cash	N/A
August 7, 2003	Common Shares	Option Exercise	3,000	4.25	12,750	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	10,000	3.00	30,000	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	4,500	4.80	21,600	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,256	Cash	N/A
August 8, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,628	Cash	N/A
August 12, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
August 13, 2003	Common Shares	Option Exercise	2,500	2.50	6,250	Cash	N/A
August 14, 2003	Common Shares	Warrant Exercise	72,100	4.80	346,080	Cash	N/A
August 19, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	22,000	2.50	55,000	Cash	N/A
August 20, 2003	Common Shares	Option Exercise	1,250	3.01	3,763	Cash	N/A
August 20, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,000	Cash	N/A
August 21, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 22, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,044	Cash	N/A
August 26, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,004	Cash	N/A
August 26, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
August 28, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
August 28, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
August 29, 2003	Common Shares	Warrant Exercise	30,000	4.80	142,231	Cash	N/A
September 4, 2003	Common Shares	Option Exercise	2,000	2.50	5,000	Cash	N/A
September 8, 2003	Common Shares	Warrant Exercise	3,000	4.80	14,255	Cash	N/A
September 9, 2003	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
September 9, 2003	Common Shares	Warrant Exercise	24,681	3.00	73,286	Cash	N/A
September 10, 2003	Common Shares	Warrant Exercise	10,000	3.00	30,008	Cash	N/A
September 11, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
September 12, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
September 12, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
September 15, 2003	Common Shares	Warrant Exercise	5,500	4.80	26,400	Cash	N/A
September 16, 2003	Common Shares	Warrant Exercise	5,000	4.80	23,305	Cash	N/A
September 16, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
September 16, 2003	Common Shares	Option Exercise	100	4.25	425	Cash	N/A
September 18, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,041	Cash	N/A
September 19, 2003	Common Shares	Option Exercise	2,200	4.25	9,350	Cash	N/A
September 19, 2003	Common Shares	Option Exercise	20,000	8.00	160,000	Cash	N/A
September 23, 2003	Common Shares	Warrant Exercise	10,000	4.80	47,936	Cash	N/A
September 24, 2003	Common Shares	Warrant Exercise	20,000	4.80	95,846	Cash	N/A
September 26, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,015	Cash	N/A
September 29, 2003	Common Shares	Warrant Exercise	30,000	3.00	90,000	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security ($)	Total Proceeds(1) ($)	Type of Consideration	Commission
October 1, 2003	Common Shares	Warrant Exercise	315,000	4.80	1,512,000	Cash	N/A
October 2, 2003	Common Shares	Warrant Exercise	300,000	4.80	1,440,000	Cash	N/A
October 2, 2003	Common Shares	Warrant Exercise	15,000	4.80	72,000	Cash	N/A
October 3, 2003	Common Shares	Warrant Exercise	9,551	3.00	28,305	Cash	N/A
October 6, 2003	Common Shares	Warrant Exercise	214,000	3.00	635,343	Cash	N/A
October 7, 2003	Common Shares	Warrant Exercise	5,000	4.80	23,521	Cash	N/A
October 7, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,000	Cash	N/A
October 10, 2003	Common Shares	Warrant Exercise	1,902	4.80	8,954	Cash	N/A
October 15, 2003	Common Shares	Warrant Exercise	20,000	3.00	60,042	Cash	N/A
October 15, 2003	Common Shares	Warrant Exercise	31,000	3.00	93,356	Cash	N/A
October 16, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,000	Cash	N/A
October 16, 2003	Common Shares	Warrant Exercise	11,000	4.80	51,613	Cash	N/A
October 21, 2003	Common Shares	Warrant Exercise	125,000	3.00	374,410	Cash	N/A
October 21, 2003	Common Shares	Warrant Exercise	20,000	3.00	59,612	Cash	N/A
October 21, 2003	Common Shares	Warrant Exercise	10,000	3.00	29,806	Cash	N/A
October 22, 2003	Common Shares	Warrant Exercise	14,500	3.00	43,248	Cash	N/A
October 22, 2003	Common Shares	Warrant Exercise	14,500	3.00	43,247	Cash	N/A
October 22, 2003	Common Shares	Warrant Exercise	20,000	3.00	59,431	Cash	N/A
October 24, 2003	Common Shares	Warrant Exercise	25,000	4.80	118,547	Cash	N/A
October 24, 2003	Common Shares	Warrant Exercise	50,000	3.00	149,475	Cash	N/A
October 24, 2003	Common Shares	Warrant Exercise	19,000	3.00	56,928	Cash	N/A
October 27, 2003	Common Shares	Warrant Exercise	15,000	3.00	45,000	Cash	N/A
October 29, 2003	Common Shares	Warrant Exercise	30,000	4.80	143,009	Cash	N/A
October 30, 2003	Common Shares	Option Exercise	10,000	6.90	68,820	Cash	N/A
November 18, 2003	Common Shares	Option Exercise	5,000	2.50	12,500	Cash	N/A
November 18, 2003	Common Shares	Option Exercise	10,000	2.50	25,000	Cash	N/A
November 20, 2003	Common Shares	Option Exercise	4,000	2.50	10,000	Cash	N/A
November 25, 2003	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
November 27, 2003	Common Shares	Option Exercise	23,500	10.35	243,225	Cash	N/A
November 27, 2003	Common Shares	Option Exercise	10,000	6.23	62,300	Cash	N/A
November 27, 2003	Common Shares	Option Exercise	12,000	2.50	30,000	Cash	N/A
November 28, 2003	Common Shares	Warrant Exercise	5,000	4.80	24,000	Cash	N/A
December 1, 2003	Common Shares	Option Exercise	15,000	2.10	31,500	Cash	N/A
December 2, 2003	Common Shares	Option Exercise	37,500	2.50	93,750	Cash	N/A
December 3, 2003	Common Shares	Option Exercise	48,200	2.50	120,500	Cash	N/A
December 3, 2003	Common Shares	Option Exercise	10,000	8.00	80,000	Cash	N/A
December 3, 2003	Common Shares	Option Exercise	20,000	4.25	85,000	Cash	N/A
December 4, 2003	Common Shares	Warrant Exercise	35,000	4.80	168,000	Cash	N/A
December 8, 2003	Common Shares	Option Exercise	2,300	10.35	23,805	Cash	N/A
December 10, 2003	Common Shares	Warrant Exercise	117,000	4.80	575,198	Cash	N/A
December 12, 2003	Common Shares	Warrant Exercise	10,000	4.80	48,045	Cash	N/A
December 16, 2003	Common Shares	Option Exercise	20,000	2.50	50,000	Cash	N/A
December 17, 2003	Common Shares	Warrant Exercise	1,000	4.80	4,800	Cash	N/A
December 17, 2003	Common Shares	Warrant Exercise	20,000	4.80	96,304	Cash	N/A
December 22, 2003	Common Shares	Warrant Exercise	7,750	4.80	37,200	Cash	N/A
Totals			3,413,945		13,915,504

(1)	Where total proceeds are in U.S. dollars, the exchange rate at the time of receipt is used to translate U.S. dollars to Canadian dollars.
(2)	Issued in connection with the acquisition of land at the Shafter property.
(3)	Issued in connection with the acquisition of the Sunrise property.
(4)	Issued in connection with debenture interest relating to the Pirquitas property acquisition.

Total Common Shares Issued during the twelve months ended December 31, 2003:              3,413,945

Total Warrants Issued during the twelve months ended December 31, 2003:                            nil

(b)        Options Granted during the Twelve months ended December 31, 2003:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 31, 2003	R.E. Gordon Davis	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Michelle Hawkey	2,500	$9.10	Jan. 31, 2008
Jan. 31, 2003	Max Holtby	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	David Johnston	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Michael Kusnezov	5,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Paul LaFontaine	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	David Landrum	2,600	$9.10	Jan. 31, 2008
Jan. 31, 2003	Catherine McLeod-Seltzer	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ken McNaughton	25,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	William Meyer	20,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ross Mitchell	25,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Joseph Ovsenek	100,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Tove Pedersen	5,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Ian Pringle	6,500	$9.10	Jan. 31, 2008
Jan. 31, 2003	Robert Quartermain	130,000	$9.10	Jan. 31, 2008
Jan. 31, 2003	Linda Sue	20,000	$9.10	Jan. 31, 2008
May 15, 2003	David Mandy	10,000	$6.90	Dec. 15, 2003
Sept. 4, 2003	Guillermo Lozano	40,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	W. Perry Durning	20,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	Frank L. Hillemeyer	20,000	$10.35	Sept. 3, 2005
Sept. 4, 2003	Marien Segovia	15,000	$10.35	Sept. 3, 2008
Dec. 23, 2003	R.E. Gordon Davis	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Michelle Hawkey	5,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Max Holtby	15,000	$12.85	Dec 22, 2008
Dec. 23, 2003	David Johnston	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Michael Kusnezov	5,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Paul LaFontaine	15,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Catherine McLeod-Seltzer	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Ken McNaughton	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	William Meyer	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Ross Mitchell	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Joseph Ovsenek	20,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Janice Pawlik	5,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Tove Pedersen	5,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Robert Quartermain	50,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Marien Segovia	5,000	$12.85	Dec 22, 2008
Dec. 23, 2003	Linda Sue	15,000	$12.85	Dec 22, 2008
Dec. 23, 2003	James Whelan	10,000	$12.85	Dec 22, 2008
	TOTAL	816,600

4. Summary of Securities as at December 31, 2003

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	42,604,832 common shares
	Amount	$113,537,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.09	June 5, 2005
20,019	$1.90	Dec. 28, 2005
64,000	$2.50	August 16, 2006
338,550	$3.01	November 6, 2006
238,900	$4.25	January 1, 2007
393,400	$8.00	August 2, 2007
441,600	$9.10	January 31, 2008
60,000	$10.35	September 3, 2005
9,200	$10.35	September 3, 2008
270,000	$12.85	December 22, 2008
1,845,669

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
2,477,020	$4.80	May 10, 2004
302,500	US $5.05	December 18, 2004
2,779,520

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at November 20, 2003:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Twelve Months Ended December 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND FINANCIAL REVIEW

Management’s discussion and analysis (“MD&A”) provides a detailed analysis of our business and compares our 2003 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 18 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements. Our Annual Information Form is filed on SEDAR at www.sedar.com.

1.	OVERVIEW
o	The consolidated net loss for the year under Canadian GAAP was $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002 and a loss of $3,377,000 or $0.13 per share in 2001.
o	In June 2003, we acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories.
o	In August 2003, we made the final option payment relating to the purchase of the Challacollo silver project in northern Chile and now own 100% of this property, subject to a net smelter returns royalty.
o	During 2003, we raised a total of $13,229,000 from the exercise of common stock warrants and options. In January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000.
o

Cash flow from operations was a use of $3,303,000 compared to uses of $2,250,000 in 2002 and $1,646,000 in 2001. Cash expenditures on mineral properties were $9,833,000 in 2003 compared to $12,519,000 in 2002 and $7,216,000 in 2001. In 2003, the properties on which these expenditures were incurred included Challacollo ($2,532,000), Bowdens ($1,485,000), Manantial Espejo ($830,000), Shafter ($743,000), La Pitarrilla ($677,000) and Maverick Springs ($868,000). We ended the year with $16,428,000 in cash and cash equivalents compared to $17,342,000 in 2002 and $5,577,000 in 2001.

Critical accounting policies and changes in accounting policies
Our accounting policies are described in Note 2 to the consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported .

Mineral property costs

We record our interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. We presently have no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Provision for reclamation

On January 1, 2003, we adopted a new standard of accounting for asset retirement obligations. A description of this policy and the impact it had on adoption is discussed in the Financial Results section which follows.

Recently issued accounting policies

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. We will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. Had we followed the fair value method for valuing stock options granted to directors and officers, an additional compensation cost of $2,840,000 (2002 — $1,664,000) would have been recorded in 2003.

2.	FINANCIAL RESULTS
2003 Compared with 2002

Selected Financial data (expressed in thousands of Canadian dollars, except per share amounts)

					2003					2002
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	1,087	1,140	429	1,282	3,938	314	1,487	369	*28	2,198
Basic and diluted loss per common share	0.03	0.03	0.01	0.03	0.10	0.01	0.04	0.01	0.00	0.06
Total assets	74,279	74,435	77,772	85,213	85,213	47,289	68,285	68,823	74,748	74,748
Long-term financial liabilities	213	144	91	75	75	136	129	135	249	249
Cash dividends	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

        * Investment gains of $516,000 and foreign exchange gains of $352,000 were recorded in the fourth quarter of 2002.

For the year ended December 31, 2003, we incurred a loss of $3,938,000 or $0.10 per share compared to a loss of $2,198,000 or $0.06 per share in 2002. The greater loss is due to a combination of lower investment income, a greater foreign exchange loss and cost increases in certain categories of expenditures. An analysis of the constituent parts of expenses follows:

Exploration and mineral property costs:	2003	2002
Property examination and exploration	$465,000	$279,000
Mineral property costs written off	--	53,000
Reclamation	507,000	420,000
	$972,000	$752,000

With the increase in the price of both precious and base metals, the price of in-ground silver resource ounces available for acquisition increased. As an alternative, to create shareholder value, we increased our expenditures on grass roots exploration resulting in our success at La Pitarrilla and expansion of our activities in Mexico. We expense these costs until such time as a property is acquired. In 2003, exploration costs were $465,000, representing a $186,000 increase from the prior year. We incurred $293,000 of our 2003 exploration costs in Mexico. In 2004, Mexico will continue to be the focus of a significant portion of our exploration efforts. We will also have exploration programs in Chile and Argentina.

In 2003, we did not abandon or write off any property costs. In 2002, the Bluey’s property was written off at a cost of $53,000.

On January 1, 2003, we adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made, and the resulting amount is capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The cumulative effect of the change through January 1, 2003, which was recorded in 2003, was to increase mineral property cost by $17,000 and reclamation by $21,000.

Reclamation expense for the year 2003 was $507,000, compared to $420,000 in 2002 for an increase of $87,000 for the year.

Expenses:	2003	2002
Depreciation	$ 30,000	$ 24,000
General and administration	1,579,000	1,404,000
Professional fees	143,000	153,000
Salaries and employee benefits	654,000	434,000
Stock-based compensation	169,000	132,000
	$2,575,000	$2,147,000

Expenses were $2,575,000 in 2003 compared to $2,147,000 in 2002, an increase of $428,000. The two areas contributing to the majority of the increase were in the areas of general and administration costs and salaries and employee benefits.

General and administrative costs increased $175,000 in 2003 and were $1,579,000 for the year. Insurance expense for the year increased $67,000 during the year to $205,000. Premium increases were the main reason for this additional expense and costs in this area are not expected to decline in the near future. Costs relating to shareholder relations, which includes costs associated with preparing our annual and quarterly reports and the mailing thereof, increased $112,000 in the year to $319,000. As our number of shareholders increased 25% over the past year, so did the costs of keeping our shareholders informed. The costs of preparing our annual and quarterly reports increased $49,000 in 2003 with mailing costs increasing $46,000 from $86,000 to $132,000. In 2003, the company incurred $649,000 in the area of investor relations and this was comparable to 2002 costs. Greater costs were incurred relating to meetings with institutional investors and shareholders. Our president had a total of twelve meetings with shareholders in various U.S. cities in 2003. Offsetting these cost increases were lower costs in the areas of capital taxes and donations.

Professional fees were $143,000 for 2003 compared to $153,000 in 2002. Cost increases for accounting and audit services were more than offset by a $49,000 reduction in the cost of legal services. In early 2003, the company hired in-house legal counsel, which resulted in a reduction in the use of external counsel.

Salaries and employee benefits for the year were $654,000 compared to $434,000 in 2002 – an increase of $220,000. The two main reasons for the increase are the addition of the in-house legal counsel mentioned above and salary increases that took place at the beginning of 2003. Bonus payments for staff for 2003 were $155,000 compared to $101,000 in 2002.

The company granted 66,500 (2002 – 74,900) stock options to non-employees in 2003. The fair value of these options was $187,000 (2002 — $161,000), with the company expensing $169,000 (2002 — $132,000) of this assigned value and deferring $18,000 (2002 — $29,000) into mineral property costs.

Other income (expenses):	2003	2002
Investment income	$ 379,000	$ 305,000
(Loss) gain on sale of marketable securities and investment write-downs	(101,000)	544,000
Fixed asset write-downs and loss on sale	--	(19,000)
Interest expense	--	(92,000)
Foreign exchange gain (loss)	(669,000)	(37,000)
	$(391,000)	$701,000

In 2003, we incurred net other expenses of $391,000 compared to other income of $701,000 in 2002. In 2003, we had investment income of $379,000 compared to income of $305,000 in the prior year. Lower short-term interest rates were more than offset by higher cash and investment balances. In 2002, we recorded gains on the sale of marketable securities of $544,000. In 2003, we did not sell any of our marketable securities, but we did write-down $101,000 of our investments. At December 31, 2003, we held marketable securities carried at a cost of $1,457,000 with a market value of $9,730,000. In 2002 we recorded interest of $92,000 relating to interest on a convertible debenture obligation. There was no interest expense for 2003 as the debenture had been converted to common stock in late 2002. The foreign exchange loss for 2003 was $669,000 compared to a loss of $37,000 in 2002. The large increase in the loss for the year was a direct result of the impact that the strengthening Canadian dollar had on our U.S. cash and cash equivalent balances at the beginning of 2003. At December 31, 2002, we held US $5,800,000, which had been received as subscriptions for our common stock. As we require U.S. dollars to meet our various property obligations, the funds were not converted to Canadian dollars. During 2003, the Canadian dollar appreciated 22% against the U.S. dollar, with the majority of this increase occurring by mid-year. Going forward, we have adopted a policy that will limit foreign exchange losses and gains.

2002 Compared with 2001

For the year ended December 31, 2002, we incurred a loss of $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001. The lower loss is mainly a result of lower mineral property write-offs and gains on sales of marketable securities in 2002 offset by cost increases for certain other categories of expenses.

Expenditures on grass roots exploration and property examinations increased to $279,000 from the $107,000 recorded in 2001. This increase reflected increased activities in Mexico and Chile as we made an effort to locate potential new properties through exploration as well as acquisitions. We have been successful in this regard as three new properties were staked in Mexico and two in Chile. Once a property has been acquired, the acquisition costs are deferred as mineral property costs. In 2002, the Bluey’s property in Australia was abandoned and we wrote-off our $53,000 investment. In 2001, we wrote-off $1,744,000 relating to our remaining investment in the El Asiento property in Bolivia.

Reclamation costs expensed in 2002 were $420,000 compared to $201,000 – an increase of $219,000. On-going environmental and reclamation expenditures were $322,000 reflecting greater activity at sites in British Columbia. In 2002, unlike 2001, there were excellent weather conditions for reclamation at the Duthie property. In 2002 we reviewed our environmental obligations and accrued an additional $98,000 provision (2001 — $nil) on reclamation in British Columbia.

At December 31, 2002, we had accrued $843,000 relating to our various reclamation obligations. Of this amount, $357,000 related to the Duthie property, $240,000 related to the Silver Standard Mine property, $112,000 related to the Silvertip property in British Columbia and $89,000 related to the Candelaria Mine property in Nevada, with the balance relating to our other properties. The Duthie property and Silver Standard Mine property accruals were charged to earnings in 1995 and 1996. The Candelaria Mine property accrual was established in 2002. The Diablillos property and Silvertip property accruals were established in conjunction with their acquisition in 2001 and 2002, respectively. The accruals cover monitoring costs.

Expenses were $2,147,000 during 2002 compared to $1,517,000, an increase of $630,000. Of the increase, $298,000 related to general and administrative costs including depreciation, $73,000 for professional fees, $127,000 for salary and employee benefits and $132,000 for stock-based compensation for non-employees.

General and administrative costs were $1,404,000 compared to $1,105,000 in 2001. Approximately $100,000 of the increase was in the area of investor and shareholder relations, including consulting. This increase related to costs associated with the private placement in the second quarter of 2002 and a number of other investor and shareholder awareness initiatives undertaken in 2002. These shareholder awareness costs continued in 2003. The other areas where there have been increases are in the areas of insurance, capital tax and transfer agent and filing fees.

Professional fees were $153,000 in 2002 compared to $80,000 in 2001. The increase relates to the requirement for more accounting, audit and legal professional services and the increased costs for these services.

Salaries and employee benefits expensed were $434,000 in 2002 compared to $307,000 in 2001. During the second quarter of 2002, $101,000 in bonus payments were made to nine employees and our relatively low salaries compared to peer companies were increased. The costs of our benefit plans were $32,000 higher than in 2001.

Effective January 1, 2002, we adopted the new accounting standard for stock-based compensation. We granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 and we expensed $132,000 of this assigned value and deferred $29,000 into mineral property costs. As permitted under the standard, we elected not to follow the fair value method of accounting for stock options granted for directors and employees. Had we followed the fair value method, an additional compensation cost of $1,664,000 would have been recorded.

Other income for 2002 was $701,000 compared to $192,000 in 2001. Investment income was $305,000 in 2002 compared to $176,000 in 2001. Lower short-term interest rates were more than offset by higher cash and investment balances. We recorded gains on the disposal of marketable securities in the amount of $544,000 in 2002. There were no gains in 2001. Interest expense for 2002 was $92,000 compared to $nil in 2001. During 2002, we issued a 10% US $1,340,000 convertible debenture in relation to our acquisition of a 43.4% interest in the Pirquitas property. By the end of the year, this debenture was converted to equity.

3.	FINANCIAL POSITION AND LIQUIDITY

Cash From Operations
Cash flow from operations was a usage of $3,303,000 in 2003, compared to usages of $2,250,000 in 2002 and $1,646,000 in 2001.

Investing Activities
Total cash invested in mineral property costs including acquisitions over the last three years are detailed below:

	2003	2002	2001
Manantial Espejo	$ 830,000	$ 1,588,000	$2,312,000
Shafter	743,000	841,000	804,000
Candelaria	476,000	419,000	654,000
Bowdens	1,485,000	751,000	670,000
Challacollo	2,532,000	1,560,000	--
San Marcial	93,000	1,032,000	--
Silvertip	21,000	1,209,000	--
Diablillos	666,000	87,000	2,404,000
Pirquitas	119,000	4,745,000	--
Sunrise	687,000	--	--
La Pitarrilla	677,000	48,000	--
Maverick Springs	868,000	3,000	--
Other	636,000	236,000	372,000
	$ 9,833,000	$12,519,000	$7,216,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

Acquisitions

In June 2003, we acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. To acquire this project, we made a cash payment of US $488,000 and issued 83,004 of our common shares valued at $576,000.

In December 2002, we acquired a 100% interest in the Silvertip project located in northern British Columbia. To acquire this project, we made a cash payment of $1,200,000 and issued 100,000 of our common shares valued at $618,000.

In November 2002, we entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), under which we would acquire all silver resources hosted in the Maverick Springs silver-gold property in northern Nevada. Under the terms of the letter agreement, we would pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. In June 2003, the formal agreement was signed and all required payments were made to Vista.

In June 2002, we acquired a 43.4% interest in Sunshine Argentina, Inc., which owns the Pirquitas silver project. We paid $4,556,000 (US $3,000,000) in cash and issued a $2,092,000 (US $1,340,000) convertible debenture. By December 31, 2002, the debenture was fully converted into common stock.

In March 2002, we acquired the entire interest in the Manantial Espejo property. Concurrently, we closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US $708,750 cash and 231,511 Pan American common shares valued at US $1,250,000, which were paid to Black Hawk as full consideration for the sale of its interest. We will be the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US $3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally.

In November 2001, we acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. Of the total consideration, $2,404,000 was cash and the balance was paid in shares.

In August 2001, we acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. We then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving us a 100% interest in Sulphurets.

In April 2001, we exercised our option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

Marketable Securities

Other investing activities in 2003 included the purchase of $1,042,000 (2002 — $527,000; 2001 – nil) in marketable securities.

We sold certain of our marketable securities in 2002 to realize proceeds of $757,000 with a gain on the sale of $544,000. There were no similar sales in 2003 or 2001. At December 31, 2003, the quoted market value of the marketable securities was $9,730,000 (2002 — $1,358,000) compared to the carried cost of $1,457,000 (2002 — $313,000).

Financing Activities

During 2003, we raised a total of $13,229,000 from new equity compared to $26,725,000 in 2002 and $11,174,000 in 2001. Although there were no funds raised through private placements in 2003, we incurred $54,000 in share issuance costs. These costs related to registration costs for a private placement that closed in December 2002.

	2003	2002	2001
Private placements	$ -	$19,979,000	$ 4,495,000
Exercise of stock options	2,140,000	1,827,000	3,976,000
Exercise of warrants	11,089,000	4,919,000	2,703,000
	$13,229,000	$26,725,000	$11,174,000

In mid January 2004, we closed a private placement of 2,955,000 units at a price of $14.80 per unit for gross proceeds of $43,734,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one of our common shares for a period of two years. Finders’ fees of 5% in units, 5% in both cash and warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) and 4.25% in cash are payable on various portions of the placement.
In addition, at December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were not issued until subsequent to year-end.

Cash Resources and Liquidity

At December 31, 2003, we had working capital of $16,893,000. This working capital compares to $16,430,000 at the same time in 2002 and $5,520,000 in 2001.
We have planned expenditures on properties of approximately $8,200,000 in 2004, with other planned expenditures of $2,500,000 for administration, reclamation and capital programs. Many of the $8,200,000 in planned property expenditures are discretionary.

A summary of our contractual obligations is as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	$141,000	$ 66,000	$ 32,000	$ 22,000	$21,000
Operating Leases	492,000	116,000	232,000	144,000	--
Total Contractual Obligations	$633,000	$182,000	$264,000	$166,000	$21,000

With our strong working capital position, the closing of the $43,734,000 private placement in January 2004, our marketable securities and in-the-money warrants outstanding, we will be able to meet all of our obligations for the foreseeable future.

4.	STRATEGY

Since 1990, demand for silver has exceeded the combination of silver mine supply and scrap recycling. To the end of 2003, surface stockpiles of silver which had accumulated during the 1970s and 1980s declined by more than 1.6 billion ounces. Since surface stockpiles are finite, we believe the gap between supply and demand must inevitably be met through higher silver prices that will encourage increased production. Since three-quarters of current mine supply of silver is a by-product of gold or base metal operations, the beneficiaries of higher silver prices will be companies focused primarily on silver.

We commenced acquiring and developing a diverse portfolio of silver-dominant properties in 1993 with the expectation that a pipeline of primary silver operations would be developed with increasing higher silver prices. Criteria for the acquisition of key projects have included: sufficient drilling to warrant a resource calculation, thereby reducing technical risk; a relatively low acquisition cost on a per resource ounce basis in order to enhance the economics of future operations; good exploration potential; metallurgy that favors low environmental impact when production commences; and limited environmental impact from any historic operations in order to minimize future contingencies or obligations.

As our resource base has grown, and leverage on a per share basis has increased, our common shares have behaved like an unexpiring call option or proxy on silver prices which has enhanced our ability to finance growth.

Since April of 2003, the Commodities Research Bureau Index for basic materials (which are priced in U.S. dollars), frequently used as an indicator of future inflation, has advanced close to 20%. The Index indicates stronger demand for basic materials worldwide as well as a 12% decline in the trade-weighted value of the U.S. dollar.

In the same time frame, spot silver prices have risen from approximately US$4.60 per ounce to US$6.90 per ounce, an increase of 50%. The combination of strong fundamentals for silver, strong demand for industrial metals, including silver, and devaluation of the U.S. dollar appear to be important factors in continued strengthening of silver prices.

As these higher silver prices have enhanced the economics of our projects, we must evaluate the most effective opportunities for deploying shareholder capital. Since the beginning of 2003, our market capitalization has more than tripled, indicating heightened interest in our prospects.

Depending on market conditions and our determination of the most effective use of shareholder capital, production financing may be provided from then current cash; equity and/or debt financing; sale of a partial property interest to another mining company in exchange for construction funding; or sale on non-core assets.

5.	RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.
Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.
The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for, silver, gold, zinc and lead, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on metals prices.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Our properties may be subject to uncertain title.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

6.	THE SILVER MARKET

In inflation-adjusted terms, silver is currently trading at close to Depression-level prices. As noted in the Strategy section above, demand has been exceeding mine supply and scrap recycling since 1990 and any return to balanced market conditions is not anticipated in the near future, enhancing the likelihood of higher prices due to silver’s many and growing industrial uses as well as increasing investment demand in relation to continued weakening of the U.S. dollar. Please refer to the section in the annual report on silver.

7.	OUTLOOK

With the company’s strong cash position and pipeline of development projects, a commodities cycle that favors both precious and base metals, and greater investor appreciation of the silver sector, Silver Standard is well-positioned to maximize shareholder value as the fundamentals of silver are reflected in its price.